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                                SCHEDULE 13D

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                            COASTCAST CORPORATION
                       -------------------------------
                              (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE
                  ----------------------------------------
                       (Title of Class of Securities)


                                 19057T10800
                          ------------------------
                               (CUSIP Number)


                           JAMES F. SANDERS, ESQ.
                        8235 FORSYTH BLVD., SUITE 400
                           CLAYTON, MISSOURI 63105
              -------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                               APRIL 24, 2002
              -------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /X/

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



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
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CUSIP NO. 19057T10800                 13D                      PAGE 2 OF 8 PAGES
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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [x]
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3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          756,916
    NUMBER OF     --------------------------------------------------------------
      SHARES      8       SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY     --------------------------------------------------------------
       EACH       9       SOLE DISPOSITIVE POWER
    REPORTING             756,916
   PERSON WITH    --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           756,916
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.9%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           OO (TRUST)
--------------------------------------------------------------------------------





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
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CUSIP NO. 19057T10800                 13D                      PAGE 3 OF 8 PAGES
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1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAUL A. NOVELLY
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                   (b) [x]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           PF
--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER
                          13,333
    NUMBER OF     --------------------------------------------------------------
      SHARES      8       SHARED VOTING POWER
   BENEFICIALLY           0
     OWNED BY     --------------------------------------------------------------
       EACH       9       SOLE DISPOSITIVE POWER
    REPORTING             13,333
   PERSON WITH    --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,333
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------



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This statement is the first statement on Schedule 13D of the filing persons.
The Novelly Exempt Trust U/I dated August 12, 1992 (the "Exempt Trust") previously filed a statement on Schedule 13G dated September 11 2001 relating to this issuer, as amended by an Amendment No. 1 filed July 2, 2002, and Amendment No. 2 filed September 3, 2002. Mr. Novelly is a member of the Board of Directors of the Company.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the Common Stock, no par value ("Common Stock") of Coastcast Corporation, a California corporation ("Company"). The address of the principal executive offices of the Company is 3025 East Victoria Street, Rancho Dominguez, CA 90221.

ITEM 2.  IDENTITY AND BACKGROUND.

  (1) Novelly Exempt Trust
      --------------------

      a. Name of Reporting Person: Novelly Exempt Trust U/I dtd. 8/12/1992

      b. Business Address: 8235 Forsyth Blvd., Suite 207, St. Louis, MO
         63105

      c. State of Organization: Missouri

      d. Principal Business: Investments

  (2) Paul A. Novelly
      ---------------

      a. Name of Reporting Person: Paul A. Novelly

      b. Business Address: 8235 Forsyth Blvd., Suite 400, St. Louis, MO
         63105

      c. Present Occupation: Chairman and chief executive officer of Apex Oil Company, Inc., 8235 Forsyth Blvd., Suite 400, St. Louis, MO 63105.

      d. See paragraph immediately below.

      e. See paragraph immediately below.

      f. Citizenship: USA

During the last five years, neither the Exempt Trust nor Mr. Novelly has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in either reporting person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of Common Stock acquired by the Exempt Trust were purchased with internal working capital of the Exempt Trust. Mr. Novelly does not currently own any shares of Common Stock. All shares listed as beneficially owned by Mr. Novelly on the cover page are shares which he has the right to acquire pursuant to options granted under the Company's Non-Employee Director Stock Option Plan. The shares listed represent either currently exercisable options or options exercisable within sixty days, as specified under Rule 13d-3(d)(1) of the Act.

                                     4

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ITEM 4.  PURPOSE OF TRANSACTION.
-------

All shares of Common Stock purchased by the Exempt Trust were purchased solely for investment. Mr. Novelly currently does not own any shares of Common Stock.

Pursuant to a Press Release issued by the Company on April 24, 2003, the Company reported that its board of directors had voted (1) to establish a special committee of the board to consider whether it is in the Company's best interests to remain an independent publicly-traded company, and (2) to amend the Company's Rights Agreement to permit Hans H. Buehler, Chairman & CEO of the Company, to take certain preliminary actions toward a potential acquisition of the Company. The Company's board of directors determined that in light of the Company's de-listing from the New York Stock Exchange in September 2002, the resulting loss of many of the benefits of being a public company, and the increasing costs of being a public company, a special committee of the board should be established to review alternatives for the possible acquisition of its publicly-owned stock.

Mr. Buehler advised the board that, if the board determines that it is in the best interests of stockholders, he (perhaps together with others) would be interested in pursuing an acquisition of the Company. The exact structure and pricing of such an acquisition would depend on numerous factors. A special committee of the board of directors will review any proposal by Mr. Buehler, as well as strategic alternatives to such a proposal, and recommend a response to the board of directors. No written proposal was submitted at the meeting of the board of directors.

At the meeting, the board of directors also amended the Company's Rights Agreement to allow Mr. Buehler to hold discussions and take other actions for the purpose of formulating and submitting a bid, with Mr. Novelly and the Exempt Trust, without triggering the rights established in the Rights Agreement.

Such discussions potentially could lead to Mr. Novelly and/or the Exempt Trust being involved with Mr. Buehler in a corporate transaction resulting in the Company no longer being publicly held. Although the structure of any such potential transaction is uncertain at this point, such a transaction could involve among other things (a) the acquisition of additional securities of the Company, (b) a merger or reorganization of the Company,
(c) a sale or transfer of a material amount of assets of the Company, (d) a change in the board of directors or management of the Company, (e) a material change in the capitalization of the Company, (f) other material changes in the Company's capital structure, (g) changes in the Company's charter or bylaws, (h) causing the securities of the Company to be delisted,
(i) the securities of the Company becoming eligible for termination from registration under Section 12(g)(4) of the Act, and/or (j) actions similar to one or more of those enumerated above. The reporting persons have no plans or intention of pursuing any other transaction involving the Company except as described above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
------

As of April 24, 2003, the Exempt Trust owned 756,916 shares of Common Stock of the Company (the "Shares"). The Shares represent approximately 9.9% of the Company's

                                     5

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outstanding Common Stock as reported in the Company's most recent annual or quarterly report filed with the SEC.

The Exempt Trust is an irrevocable trust established under the laws of the State of Missouri by Mr. Novelly, who is a director of the Company. While Mr. Novelly was the grantor of the Exempt Trust and is a beneficiary, he is not a trustee and retains no right to revoke or amend the trust or to name other trustees. The trustees of the Exempt Trust are P.A. Novelly, II and John K. Pruellage. The trustees jointly share the power to vote or direct the vote and power to dispose or to direct the disposition of the Shares. P.A. Novelly, II is Mr. Novelly's adult son. Mr. Novelly disclaims beneficial ownership of the Shares owned by the Exempt Trust.

Mr. Novelly owns no Common Stock individually. He owns options to acquire Common Stock pursuant to the Company's Non-Employee Director Stock Option Plan, of which 13,333 shares are immediately exercisable or exercisable within 60 days. As to all such potential shares, Mr. Novelly would have sole voting and dispositive power.

During the prior 60 days, the reporting persons made no purchases of Common
Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS

Except as described in Item 5 above, the reporting persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Company. Each reporting person disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by the other reporting person.

ITEM 7.  EXHIBITS

Joint Filing Agreement. See Exhibit I attached.


                                     6

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2003


PAUL A. NOVELLY


         /s/ Paul A. Novelly
---------------------------------------------
         Paul A. Novelly


NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992



By:         /s/ P.A. Novelly II
   ------------------------------------------
         P.A. Novelly II, Trustee



By:        /s/ John K. Pruellage
   ------------------------------------------
         John K. Pruellage, Trustee


                                     7

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                                  EXHIBIT I
                                  ---------

                           JOINT FILING AGREEMENT

         The undersigned each hereby agree that the Schedule 13D filed herewith, relating to the Common Stock of Coastcast Corporation, is filed on behalf of each of the undersigned.

Date:   April 25, 2003


                           PAUL A. NOVELLY

                                         /s/ Paul A. Novelly
                           --------------------------------------------------
                                    Paul A. Novelly


                           NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992


                           By:        /s/ P.A. Novelly II
                              -----------------------------------------------
                                    P.A. Novelly II, Trustee


                           By:          /s/ John K. Pruellage
                              -----------------------------------------------
                                    John K. Pruellage, Trustee





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